NoAct
P.E. 3-13-06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06066238

JAN 2 2 2007

March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: The Home Depot, Inc.
Incoming letter dated March 13, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 13, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's March 9, 2006 no-action letter regarding a shareholder proposal you submitted to Home Depot.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

354950

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 13, 2006 12:26 PM
To: CFLETTERS
Cc: Frank Fernandez
Subject: #8 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

#8 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 13, 2006

Ms. Nancy Morris
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

The Home Depot, Inc. (HD)
#8 Shareholder Position on Company No-Action Request The Home Depot, Inc. (January 26, 2006) The Home Depot, Inc. (March 9, 2006) Reconsideration Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Dear Ms. Morris,

This is to respectfully request that the Commission exercise its discretion to review the Division reconsideration in The Home Depot, Inc. (March 9,
2006) Reconsideration because the Reconsideration raises questions of exceptional importance on the poison pill topic.

A poison pill ignores the will of shareholders and protects under-performing managers.

It is first respectfully requested that the shareholder party have adequate time to respond to the corresponding March 2, 2006 Home Depot request for reconsideration. Home Depot had more than a month from the time of the corresponding The Home Depot, Inc. (January 26, 2006) Office of Chief Counsel Response to prepare its March 2, 2006 request for reconsideration. Then in a week the EDS request for reconsideration was granted.

Below is the complete series of shareholder party responses on this rule
14a-8 proposal. These were not submitted with the March 2, 2006 Home Depot request for reconsideration.

This is to respectfully request that the Commission exercise its discretion to review the Division reconsideration in The Home Depot, Inc. (March 9,
2006) Reconsideration because the Reconsideration raises questions of exceptional importance on the poison pill topic.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

cc:
Christopher Cox, Chairman
Cynthia A. Glassman, Commissioner
Paul S. Atkins, Commissioner
Roel C. Campos, Commissioner
Annette L. Nazareth, Commissioner
Martin P. Dunn, Acting Director, Division of Corporation Finance

The Home Depot, Inc. (HD)
#7 Shareholder Position on Company No-Action Request The Home Depot, Inc. (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

It is respectfully requested that the Division not make a determination on the belated company March 1, 2006 request for reconsideration until the shareholder party has an opportunity for a full response.

The belated March 2, 2006 request for reconsideration is particularly untimely since the company had since The Home Depot, Inc. (January 26, 2006) to request reconsideration.

Additionally the company request for reconsideration may not be properly submitted. It may not include the complete documentation from both sides since the company initially submitted its no action request. This letter is the 7th shareholder letter in response to the initial December 9, 2005 company no action request.

It is respectfully requested that the Division not make a determination on this belated company request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Home Depot, Inc. (HD)
#6 Shareholder Position on Company No-Action Request The Home Depot, Inc. (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

Recent Staff Legal Bulletins are evidence of an evolution in Rule 14a-8 interpretation in contrast to strict adherence to precedence. The company
argument does not address this.

Additionally the company has no provision for a meaningful vote as a separate ballot item. Hence, the company can effectively force shareholders to vote yes for a poison pill by offering them some accompanying real or deceptive benefit as a bundled package.

The company has not claimed to have taken any action in response to the updated text of this proposal since the 2005 annual meeting.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Home Depot, Inc. (HD)
#5 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

A precedent similar to this proposal did not receive Staff concurrence regarding (i)(10) PG&E Corporation (January 21, 2005) and its reconsideration in PG&E Corporation (March 25, 2005).

The proposal to PG&E stated:
"Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-menths after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw."

And the company responded:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a

shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus PG&E did not receive concurrence in a similar precedent and this was reinforced by the Staff reconsideration.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#4 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

The following adds to the previous responses to the company no action request.

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded through a policy triggered by low director vote-standard.
The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

According to the company argument a vote as soon as 4-months is no different than no vote whatsoever for the existence of the company as long as there is a one-year sunset for a poison pill.

The company policy also has a low threshold to exclude a shareholder vote a mere one-vote margin of whatever vaguely-defined directors are entitled to vote. This could mean a narrow 4-to-3 vote with 3 abstentions.

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"in the exercise of its fiduciary duties"
" a majority of the independent members of the Board [By a loose or strict definition of independence?] "prevailing circumstances [Adds nothing, there are prevailing circumstances 365-days a year.]"
"it would be detrimental [In any trivial respect whatsoever?]"
"not in the best interests of the Company's stockholders [Again in any trivial respect whatsoever?]"
"it must terminate in one year if it has not been approved by stockholders [Which stockholders those who attend the board meetings?]

Also the 2005 company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders might oppose as a stand-alone issue.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at The Home Depot and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% shareholder support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=
2461

The company does not claim The Corporate Library's conclusion that Home Depot, or any other similarly situated company had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the Staff before the Staff made its determination in any prior no action request.

The company has not made any changes to its 2005 policy to accommodate the new 2006 rule 14a-8 proposal text:
1) "Charter or bylaw inclusion if practicable."
2) "Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

Potentially related to this rule 14a-8 proposal is that the Staff in January
2006 rejected Hewlett-Packard's argument that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard's governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard's majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for"
such election was required to tender his or her resignation to Hewlett-Packard's Nominating and Corporate Governance Committee. The Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of this no-action letter is that a company would henceforth have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#3 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

The following is the updated text of the rule 14a-8 proposal which was submitted to the company prior to the date that the company no action request was submitted to the proponent:

"[December 11, 2005 Update]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. As soon as may be practicable and as a separate ballot item are key elements. Charter or bylaw inclusion if practicable.

"Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

"It would be difficult to argue that our board's current policy to allow a one-year blackout on a shareholder vote implements a policy calling for a vote as soon as possible. An initial one-year blackout on a shareholder vote would not seem to be a good omen to implement a proposal calling for a vote as soon as possible.

"Under the current company policy, our board could put us to the added expense of a special election one year after a poison pill was adopted, when such vote could easily be combined with a regular shareholder meeting which could be held only one month earlier."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded through a policy triggered by low director vote-standard.

The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

According to the company argument a vote as soon as 4-months is no different than no vote whatsoever for the existence of the company as long as there is a one-year sunset for a poison pill.

The company policy also has a low threshold to exclude a shareholder vote a mere one-vote margin of whatever vaguely-defined directors are entitled to vote. Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"in the exercise of its fiduciary duties"
" a majority of the independent members of the Board [By a loose or strict definition of independence?] "prevailing circumstances [Adds nothing, there are *prevailing circumstances* 365-days a year.]"
"it would be detrimental [In any trivial respect whatsoever?]"

Also the 2005 company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders actually oppose.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at The Home Depot and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate *Library said, in regard* to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=
2461

The company does not claim The Corporate Library's conclusion that Home Depot had not implemented a poison pill policy commensurate with the rule
14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request.

The company has not made any changes to its 2005 policy to accommodate the new 2006 rule 14a-8 proposal text:
1) "Charter or bylaw inclusion if practicable."
2) "Thus there would be no loopholes to allow our board to override a required shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is a 2nd response to The Home Depot no action request.

The company sent a December 14, 2005 letter to the proponent with no copy noted for the staff. In this December 14, 2005 letter the company essentially said that it need not follow these parts of Rule 14a-8.

"c. Question 3: How many proposals may I submit: Each shareholder may
submit no more than one proposal to a company for a particular shareholders'
meeting."

"f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

"1. The company may exclude your proposal, but only after it has notified
you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

I believe that once a company submits a no action request that it should provide the staff with all subsequent correspondence with the proponent.

It is respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 13, 2005

Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to The Home Depot no action request.

The rule 14a-8 proposal text that follows this letter is the current update of the proposal submitted prior to the company due date for rule 14a-8 proposals. This updated text differs from the proposal text included in the company no action request.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Janet Fisher <jfisher@cgsh.com>